NEWS RELEASE

IAMGOLD WILL BE RESUMING NORMAL OPERATIONS
AT ITS ROSEBEL GOLD MINE IN SURINAME

Toronto, Ontario, November 15, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces that the work stoppage at its Rosebel Gold Mine in Suriname has ended and normal operations will resume.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com